U.S. Securities and Exchange Commission

Washington, D.C.

SEC File Number
Notification of Late Filing	000-29905
CUSIP Number
None

☐  Form 10-K        ☐  Form 11-K            ☐  Form 28-F            ☒  Form 10-QSB

For period ended:   September 30, 2003

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Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the certification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:   Entire report

Part I—Registrant Information

Full Name of Registrant:	Raybor Management Inc.

Former Name if Applicable:	Not applicable

Address of Principal Executive Officer (Street and Number): 355 Industrial Circle

City, State and Zip Code:	White City, Oregon 97503

Part II—Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(s) has been attached if applicable.

Part III—Narrative

State below in reasonable detail the reason why the Form 10-K, 11-K, 28-F or 10-Q or portion thereof, could not be filed within the prescribed time period.

The Form 10-QSB could not be filed within the prescribed time period because a change in the company’s fiscal year-end from February 28 to a calendar year of December 31 requires the company to recalculate it’s prior year quarterly results.

Part IV—Other Information

(1)	Name and telephone number of person to contact in regard to this notification.

David A Yost	541	831-2556

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒  Yes    ☐  No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Consolidated revenues increased 87% to $7.4 million for the third quarter of 2003 as compared to $3.9 million for the third quarter of 2002. The increase of $3.5 million is primarily attributable to growth in the company’s direct mail marketing business as a result of significantly expanding the number of direct mail magazine subscription offers delivered in 2003 as compared to the previous year. The Company had operating income of approximately $1.3 million in the current quarter vs. operating profit of $1.5 million for the same period last year. The decrease is due to the increased cost of sales associated with expanding the Company’s direct mail marketing business, plus an increase in operating expenses associated with the acquisitions of Back 2 Back, Inc., and Freedom Financial, Inc.

For the nine months ended September 30, 2003, the Company generated revenue of $17.3 million, vs. $14.7 million for the same period of 2002. The increase of $2.6 million is due to growth in the Company’s direct mail marketing business in the amount of $2.0 million, with the remaining increase of $0.6 million coming from the acquisition of Back 2 Backs, Inc. and Freedom Financial, Inc. on June 1, 2003. The Company generated operating profit of $2.9 million for the nine month period ended September 30, 2003 vs. $4.7 million for the same period last year. The decrease in operating profit is due to the higher mail processing costs associated with the increase in direct mail offers delivered as noted above, plus an increase in operating expenses associated with the acquisitions of Back 2 Backs, Inc. and Freedom Financial, Inc. on June 1, 2003.

Raybor Management Inc.

Name of Registrant as specified in charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 17, 2003	By:	/S/ JEFFREY D. HOYAL

Jeffrey D. Hoyal, President and Chief Executive Officer

INSTRUCTION:	The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

International misstatements or omissions of fact constitute Federal Criminal Violations (Sec 18 U.S.C. 1001)